Exhibit 6.4

AGREEMENT OF MERGER AND PLAN OF REORGANIZATION

DATED

JULY 30, 2021

BETWEEN

FUNDRISE GROWTH eREIT 2019, LLC

AND

FUNDRISE GROWTH eREIT V, LLC

AGREEMENT OF MERGER AND PLAN OF REORGANIZATION

This Agreement of Merger and Plan of Reorganization (this “Agreement”) is dated as of July 30, 2021 between Fundrise Growth eREIT 2019, LLC, a Delaware limited liability company (“Growth 2019”), and Fundrise Growth eREIT V, LLC, a Delaware limited liability company (“Growth V” and, together with Growth 2019, the “Merger Parties” and each individually a “Merger Party”).

WHEREAS, Growth 2019 and Growth V are externally managed by Fundrise Advisors, LLC (the “Manager”), which is an investment adviser registered with the U.S. Securities and Exchange Commission (the “SEC”), and a wholly-owned subsidiary of Rise Companies Corp. (the “Sponsor”);

WHEREAS, pursuant to the operating agreement of each of the Merger Parties (each an “Operating Agreement”), the Merger (as defined below) only requires the approval of the Manager and William Thomas Lockard, Jr. (the “Independent Representative”), both of which have approved the Merger as of the date of this Agreement;

WHEREAS, the Manager and the Independent Representative have determined that it is in the best interests of the Merger Parties and their respective shareholders for the Merger Parties to combine their businesses by way of a merger (the “Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Limited Liability Company Act (the “Act”);

WHEREAS, the Manager and the Independent Representative have each taken all actions required for the execution of this Agreement by the Merger Parties, and to approve the consummation by the Merger Parties of the transactions contemplated hereby;

WHEREAS, the Merger Parties desire to make certain representations, warranties and agreements in connection with the execution of this Agreement and to prescribe various conditions to the Merger; and

WHEREAS, for U.S. federal income tax purposes, (i) the Merger is intended to be treated as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) this Agreement is intended to be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”) and Treasury Regulations Section 1.368-2(g).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, intending to be legally bound, the Merger Parties agree as follows:

ARTICLE 1

THE MERGER

1.1                 The Merger. At the Effective Time (as defined below), Growth V shall be merged into Growth 2019, which shall be the surviving entity of the Merger. Except as specifically provided in this Agreement, when the Merger becomes effective, (i) the real and personal property, other assets, rights, privileges, immunities, powers, purposes and franchises of Growth 2019 shall continue unaffected and unimpaired by the Merger, (ii) the separate existence of Growth V shall terminate, and its real and personal property, other assets, rights, privileges, immunities, powers, purposes and franchises shall be merged into Growth 2019, and (iii) the Merger shall have the other effects specified in Section 209 of the Act.

1.2                 Transfer of Growth 2019 Shares. At the Effective Time described below, Growth 2019 shall issue to Growth V 1.04570895522388 common share(s) of Growth 2019 for each issued and outstanding common share of Growth V (the “Exchange Ratio”). The parties acknowledge that the Exchange Ratio was calculated based on the projected net asset value (“NAV”) per share, as of the Merger Date (as defined below), of a Growth V common share divided by the projected NAV per share, as of the Merger Date, of a Growth 2019 common share, as determined in accordance with the Operating Agreements of each of the Merger Parties. At the discretion of the Manager, if there has been a material change in the NAV per share of the Merger Parties prior to the Merger Date, the Manager, in its discretion, may revise either or both Exchange Ratios with the approval of the Independent Representative.

1.3                 Distribution to Growth V Shareholders. Immediately following the Effective Time, Growth V shall distribute the common shares of Growth 2019 transferred under Section 1.2 to its shareholders (the “Aggregate Merger Consideration”) in accordance with the terms of its Operating Agreement. Such distribution shall be reflected for each Growth V shareholder (i) on the books and records of Growth 2019 and its transfer agent, Computershare, Inc. and (ii) under such shareholder’s individual account on the online investment platform www.fundrise.com. Shareholders of Growth V receiving shares of Growth 2019 through the distribution described in this Section 1.3 shall be admitted as shareholders of Growth 2019 according to the terms of the Growth 2019 Operating Agreement.

1.4                 Merger of Growth V into Growth 2019. Following the distribution to Growth V shareholders described in Section 1.3, the Manager shall file a certificate of merger (the “Certificate of Merger”) substantially in the form of Exhibit A with the Delaware Secretary of State merging Growth V with and into Growth 2019 in accordance with the terms of their Operating Agreements.

1.5                 Tax Treatment. For U.S. federal income tax purposes, the Merger is intended to be treated as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) this Agreement is intended to be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g).

1.6                 Redemption Plans of Merger Parties.

(a)          Shareholders of the Merger Parties may continue submitting redemption requests in accordance with the terms of their respective redemption plans as described in their respective offering statement that was most recently qualified by the SEC. Growth V may suspend accepting redemption requests prior to the Effective Date for administrative reasons and will file any updates to its redemption plan on the SEC’s EDGAR website.

(b)          After the Merger, former holders of Growth V shares shall be subject to Growth 2019’s redemption plan with respect to their Growth 2019 shares received in the Merger, which plan has terms identical to those of the Growth V redemption plan.

1.7                 Application of Growth 2019 Provisions to Growth V Shareholders. Upon completion of the Merger, the former shareholders of Growth V shall be subject to (i) all the rights and obligations of shareholders under the Growth 2019 Operating Agreement and (ii) the terms of (x) the Arbitration Provision, (y) Waiver of Court and Jury Rights and (z) Waiver of Section 18-305 Rights, each as set forth in the Growth 2019 subscription agreement and described in the Offering Statement (as defined below).

ARTICLE 2

EFFECTIVE TIME OF MERGER

2.1                  Date of the Merger. The Merger shall take place on a date mutually agreed to by the Merger Parties (the “Merger Date”), on or as soon as is practicable after the qualification by the SEC of an offering statement on Form 1-A filed by Growth 2019 providing information with respect to the Merger (the “Offering Statement”), and after all of the conditions in Article 5 have been satisfied or waived by the Merger Parties. The Merger Date may be changed with the consent of the Merger Parties.

2.2                  Execution of Certificate of Merger. Growth 2019 shall execute the Certificate of Merger substantially in the form of Exhibit A and Growth V shall cause the Certificate of Merger to be filed with the Secretary of State of Delaware on the Merger Date or as soon after that date as is practicable.

2.3                  Effective Time of the Merger. The Merger shall become effective at 11:59 p.m. EST on the day on which the Certificate of Merger is filed with the Secretary of State of Delaware (the “Effective Time”).

  ARTICLE 3

  REPRESENTATIONS AND WARRANTIES

3.1                  Representations and Warranties of the Merger Parties. Each Merger Party represents and warrants to the other as follows:

(a)          The Merger Party is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Delaware.

(b)         The Merger Party has all power and authority necessary to enable it to enter into this Agreement and carry out the transactions contemplated by this Agreement. All actions necessary to authorize the Merger Party to enter into this Agreement and carry out the transactions contemplated by it have been taken. This Agreement has been duly executed by the Merger Party and is a valid and binding agreement of the Merger Party, enforceable against it in accordance with its terms.

(c)          Neither the execution and delivery of this Agreement nor completion of the Merger shall violate or constitute a breach of, or result in a default under, any agreement to which the Merger Party is a party or by which it, or any of its properties, is bound, or any law or any order of any court or other governmental authority having jurisdiction over the Merger Party.

(d)         There are no current or pending dissolution, liquidation, forfeiture or revocation proceedings regarding the Merger Party.

(e)         There is no action pending or, to the knowledge of the Manager, threatened in writing by or before any governmental authority against the Merger Party or any officer of the Merger Party, and neither the Merger Party, nor any of its property, is subject to any outstanding order of any governmental authority.

(f)          All of the outstanding common shares of the Merger Party are duly authorized, validly issued and fully paid and holders of such shares shall have no obligation to make payments or contributions to the Merger Party or its creditors solely by reason of their ownership of such shares.

(g)         No dissenters’ or appraisal rights shall be available to the holders of common shares of the Merger Party as a result of, or in connection with, the Merger and the other transactions contemplated by this Agreement.

3.2                  Termination of Representations and Warranties. The representations and warranties in this Article 3 shall terminate at the Effective Time, and no Merger Party or other person shall have any rights or claims as a result of any of those representations and warranties after the Effective Time.

  ARTICLE 4

  ACTIONS PRIOR TO THE MERGER

4.1                 Activities of Growth V Until Effective Time. From the date of this Agreement until the Effective Time, Growth V shall, and shall cause each of its subsidiaries to:

(a)         operate its business in the ordinary course and in a manner consistent with the manner in which it is being operated at the date of this Agreement; and

(b)         take all reasonable steps available to it to maintain the goodwill of its business.

4.2                 Efforts Regarding Merger. Each Merger Party shall use its best efforts to cause the Merger to take place on the Merger Date, or as soon after that date as is practicable.

ARTICLE 5

CONDITIONS TO THE MERGER

5.1                 Conditions to Merger Parties’ Obligations. The obligations of each of the Merger Parties to complete the Merger are subject to the following conditions (which each Merger Party may waive as to itself, but not as to the other Merger Party):

(a)          the approval of the Merger by the Manager and Independent Representative, each of which has been obtained;

(b)          no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition enacted or promulgated by any governmental entity restraining, enjoining or otherwise prohibiting the consummation of the Merger shall be in effect;

(c)          the SEC has qualified the Offering Statement;

(d)          as of the date of this Agreement and the Effective Time, there are no state of facts, event, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on either Merger Party. “Material Adverse Effect” is defined as any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects or occurrences, has had or would be reasonably likely to have a material adverse effect on (i) the business, condition (financial or otherwise) or results of operations of a Merger Party, taken as a whole, or (ii) the ability of such Merger Party to perform its obligations under this Agreement or to consummate the Merger;

(e)          the representations and warranties set forth in Article 3 are true and correct in all respects, in each case as of the date of this Agreement and the Effective Time, except where any failures of such representations or warranties to be so true and correct would not have, individually or in the aggregate, a Material Adverse Effect on either Merger Party; and

(f)          the Merger Parties have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by them.

5.2                 Merger Party Acknowledgements. The Merger Parties acknowledge that in order for the Merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Code and for Growth V to satisfy certain REIT qualification requirements, they each understand the following:

(a)         Each Merger Party has entered into the Agreement, and is effecting the Merger, for good and valid business reasons unrelated to taxes. The fair market value of the Aggregate Merger Consideration received by each shareholder of Growth V in exchange for its Growth V common shares will be approximately equal to the fair market value of the Growth V common shares surrendered by such shareholder in the Merger.

(b)         Each Merger Party has paid and will pay their respective expenses, if any, incurred in connection with the Merger and Growth 2019 has not agreed to assume, directly or indirectly, any expense or other liability, whether fixed or contingent, of Growth V or any holder of Growth V common shares in connection with or as part of the Merger.

(c)         There is no intercorporate indebtedness existing between Growth 2019 (or any of its subsidiaries), on the one hand, and Growth V (or any of its subsidiaries), on the other hand, that was issued, acquired or will be settled at a discount.

(d)         Each Merger Party will comply fully with the filing and reporting requirements of Sections 361 and 368 of the Code with respect to the Merger, including the requirements of Section 1.368-3 of the Treasury Regulations and any other requirements in the Treasury Regulations and applicable forms.

(e)         Neither Merger Party is or will be a debtor under the jurisdiction of a court in a Title 11 or similar case. For purposes of the foregoing, a “Title 11 or similar case” means a case under Title 11 of the United States Code or a receivership, foreclosure or similar proceeding in a federal or state court.

(f)         Growth 2019 has no plan or intention following the Merger to sell or otherwise dispose of any assets acquired from Growth V in the Merger except for dispositions made in the ordinary course of business.

(g)          Following the Merger, Growth 2019 will continue the historic business of Growth V.

(h)          The fair market value of Growth V’s assets transferred to Growth 2019 will, as of the Effective Time, equal or exceed the sum of the liabilities assumed by Growth 2019, plus the amount of liabilities, if any, to which the transferred assets will be subject.

(i)           Taking into account all distributions to be made by Growth V prior to the Effective Time, Growth V will have distributed cash to its shareholders in its taxable year ending with the Merger in an amount equal to or in excess of the amount required to be distributed pursuant to Section 857(a) of the Code in respect of its taxable year ending with the Merger, and Growth V will not be subject to tax under Sections 857(b) or 4981 of the Code in respect of its taxable year ending with the Merger.

5.3                 No Fairness or Legal Opinions. The Merger Parties shall not be required to deliver any opinions from legal counsel or financial advisors in connection with the Merger.

ARTICLE 6

TERMINATION

6.1                 Right to Terminate. This Agreement may be terminated at any time prior to the Effective Time (even though the Manager and the Independent Representative have approved the Merger) by mutual consent of the Merger Parties in a written instrument.

6.2                 Effect of Termination. If this Agreement is terminated pursuant to this Article 6, after this Agreement is terminated, neither of the Merger Parties shall have any further rights or obligations under this Agreement. Nothing contained in this Section shall, however, relieve either Merger Party from liability for a breach of this Agreement which occurs before this Agreement is terminated.

ARTICLE 7

GENERAL

7.1                 Expenses. If the Merger is consummated, each Merger Party shall pay its own expenses in connection with the transactions that are the subject of this Agreement, including legal fees and disbursements. If the Merger does not occur, the expenses of the Merger shall be allocated to each Merger Party in direct proportion to each Merger Party’s most recently announced NAV per share.

7.2                 Indemnification for Prior Acts. Growth 2019 shall honor, and shall not amend or modify for at least six years after the date of this Agreement, any obligations of any Merger Party, or any of its subsidiaries, to indemnify the Manager or the Independent Representative (each an “Indemnified Party”) with respect to matters which occur prior to the Effective Time. The provisions of this Section 7.2 are intended to be for the benefit of, and shall be enforceable by, Indemnified Parties.

7.3                 Press Releases. The Manager shall make all decisions regarding whether to issue, and the substance of, any press releases or other public statements with respect to this Agreement or the Merger.

7.4                 Entire Agreement. This Agreement contains the entire agreement between the Merger Parties relating to the transactions that are the subject of this Agreement, and all prior negotiations, understandings and agreements between the Merger Parties are superseded by this Agreement. None of the Merger Parties have relied on any representations, warranties, understandings or agreements concerning the transactions that are the subject of this Agreement other than those expressly set forth in this Agreement.

7.5                 Benefit of Agreement. This Agreement is for the benefit of the parties to it, their respective successors and any permitted assigns. Except as stated in Section 7.2, this Agreement is not intended to be for the benefit of, or to give any rights to, anybody other than the parties, their respective successors and any permitted assigns.

7.6                 Assignments. Neither this Agreement nor any right of any party under it may be assigned.

7.7                 Captions. The captions of the articles and sections of this Agreement are for convenience only, and do not affect the meaning or interpretation of this Agreement.

7.8                 Notices and Other Communications. Any notice or other communication under this Agreement must be in writing and shall be deemed given when it is delivered in person or sent by facsimile or electronic mail (with proof of receipt at the required facsimile number or email address), on the business day after the day on which it is delivered to a major nationwide overnight delivery service with instructions to make next business day delivery, or on the third business day after the day on which it is mailed by first class mail from within the United States of America, addressed as follows:

If to either Merger Party:

Fundrise Growth eREIT 2019, LLC

Fundrise Growth eREIT V, LLC

Attn: Bjorn Hall

11 Dupont Circle NW, 9th FL,

Washington, District of Columbia 20036

email: bjorn@fundrise.com

with a copy to:

Mark Schonberger, Esq.

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

Email: mschonberger@goodwinlaw.com

7.9                 Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of laws principles that would apply the laws of any other jurisdiction.

7.10               Amendments. This Agreement may be amended by, but only by, a document in writing signed by both of the Merger Parties.

7.11               Counterparts. This Agreement may be executed in two or more counterparts, some of which may contain facsimile signatures of some of the parties. Each of those counterparts shall be deemed to be an original copy of this Agreement, but all of them together shall constitute one and the same agreement.

(Signatures on following page)

IN WITNESS WHEREOF, each of the Merger Parties has executed this Agreement, intending to be legally bound by it, on the day shown on the first page of this Agreement.

Fundrise Growth eREIT 2019, LLC

By:	Fundrise Advisors, LLC, its Manager

By:	/s/ Benjamin S. Miller
Name: Benjamin S. Miller
Title: Chief Executive Officer

Fundrise Growth eREIT V, LLC

By:	Fundrise Advisors, LLC, its Manager

By:	/s/ Benjamin S. Miller
Name: Benjamin S. Miller
Title: Chief Executive Officer

EXHIBIT A

Certificate of Merger

CERTIFICATE OF MERGER

OF

Fundrise Growth eREIT V, LLC

(a Delaware limited liability company)

with and into

Fundrise Growth eREIT 2019, LLC

(a Delaware limited liability company)

Pursuant to Title 6, Section 18-209 of the Delaware Limited Liability Company Act

Fundrise Growth eREIT 2019, LLC, a Delaware limited liability company, does hereby certify:

FIRST: The name and state of formation of each constituent limited liability company to this merger are as follows:

Name	Jurisdiction
Fundrise Growth eREIT V, LLC	Delaware
Fundrise Growth eREIT 2019, LLC	Delaware

SECOND: An Agreement of Merger and Plan of Reorganization, dated as of July 30, 2021 (as amended, restated, modified or supplemented from time to time, the “Merger Agreement”), by and between Fundrise Growth eREIT V, LLC, a Delaware limited liability company and Fundrise Growth eREIT 2019, LLC, a Delaware limited liability company, has been approved, adopted, certified, executed and acknowledged by each of the constituent limited liability companies in accordance with Section 18-209 of the Delaware Limited Liability Company Act.

THIRD: The limited liability company surviving the merger is Fundrise Growth eREIT 2019, LLC, a Delaware limited liability company (the “Surviving LLC”).

FOURTH: The merger shall become effective at 11:59 PM New York City time on the date of filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

FIFTH: The executed Merger Agreement by and among the aforesaid parties thereto is on file at the office of the Surviving LLC at 11 Dupont Circle NW, 9th Floor, Washington, District of Columbia, 20036. A copy will be furnished by the Surviving LLC, upon request and without cost, to any member of the merging limited liability companies.

IN WITNESS WHEREOF, the Surviving LLC has caused this Certificate of Merger to be executed in its name this 2nd day of August, 2021.

Fundrise Growth eREIT 2019, LLC

By: Fundrise Advisors, LLC, its manager

By:
Name:	Benjamin S. Miller
Title:	Chief Executive Officer